HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2018, 2017, 2016, 2015 and 2014

(in thousands, except per share amounts)	2018	2017	2016	2015	2014
Net income for common stock	$201,774	$165,297	$248,256	$159,877	$168,129
Weighted-average number of common shares outstanding	108,855	108,749	108,102	106,418	101,968
Adjusted weighted-average number of common shares outstanding	109,146	108,933	108,309	106,721	102,937
Basic earnings per common share	$1.85	$1.52	$2.30	$1.50	$1.65
Diluted earnings per common share	$1.85	$1.52	$2.29	$1.50	$1.63